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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR 01 2006 WASH., D.C.

SEC FILE NUMBER
8-66578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/03/04 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Charles River Brokerage, LLC**

OFFICIAL USE ONLY
~~FIRM ID. NO.~~

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 New England Executive Park
(No. and Street)

Burlington	**MA**	**01803**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen L. Schardin, Managing Director - President **(781) 238-0099**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

226 Causeway Street	**Boston**	**MA**	**02114**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 16 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

KS
6/13

OATH OR AFFIRMATION

I, Stephen L. Schardin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Charles River Brokerage, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Director - President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Report of Independent Certified Public Accountants

Charles River Brokerage, LLC

December 31, 2005 and 2004

CONTENTS

Grant Thornton

ccountants and Business Advisors

Report of Independent Certified Public Accountants

Managing Member
Charles River Brokerage, LLC

We have audited the accompanying statements of financial condition of Charles River Brokerage, LLC (the "Company"), a wholly-owned subsidiary of Charles River Systems, Inc. (the "Member"), as of December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Charles River Brokerage, LLC as of December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the statements of financial condition, the Company receives significant support from the Member under a Service Agreement dated April 1, 2004.. The accompanying statements of financial condition may not necessarily be indicative of the financial condition of the Company that would have existed if the Company had operated as an unaffiliated company.

Grant Thornton LLP

Boston, Massachusetts
January 18, 2006

'6 Causeway Street
ston MA 02114-2155
617.723.7900
617.723.3640
www.grantthornton.com

Thornton LLP
member of Grant Thornton International

Charles River Brokerage, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

ASSETS

	2005	2004
Cash	$406,150	$250,100
Accounts receivable	38,966	9,100
Revenue earned, not yet billed	49,071	11,650
Equipment at cost, less accumulated depreciation of $1,181 and $169	1,096	2,108
Prepaid expenses and other assets	12,839	4,464
Total assets	$508,122	$277,422

LIABILITIES AND MEMBER'S EQUITY

	2005	2004
Liabilities:		
Due to member	$275,230	$ 47,757
Accounts payable, accrued expenses and other liabilities	1,210	1,100
Total liabilities	276,440	48,857
Member's equity	231,682	228,565
Total liabilities and member's equity	$508,122	$277,422

The accompanying notes are an integral part of these financial statements.

NOTES TO STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Charles River Brokerage, LLC (the "Company") was organized as a limited liability corporation under the laws of the Commonwealth of Massachusetts on March 25, 2004. The Company is a wholly-owned subsidiary of Charles River Systems, Inc. (the "Member") and operates under the terms of a Single Member Operating Agreement dated April 1, 2004. Under this form of organization, the Member's liability for the debts of the Company is limited. The Company commenced operations on November 3, 2004 ("Inception").

The Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 ("Act") and is a non-clearing member of the National Association of Securities Dealers, Inc. The Company does not carry customer accounts and is accordingly exempt from Rule 15c3-3 (the "Customer Protection Rule") of the Securities and Exchange Act of 1934 (the "Act") pursuant to Section (k)(2)(ii) of the Customer Protection Rule. The Company acts as a soft-dollar broker-dealer for institutions making soft dollar payments under the Safe Harbor provision of Section 28(e) of the Securities Exchange Act of 1934 for research and brokerage services relating to, but not limited to, the Investment Management Systems ("IMS") provided by the Member. Additionally, the Company receives shared commissions from other broker-dealer customers under its Interface Testing and Maintenance Agreements ("ITMA").

The Company receives significant support from the Member. The Member provides office space, information technology support and accounting and other back-office services under a service agreement dated April 1, 2004 (the "Service Agreement") as described in Note D to the financial statements. The Member also remits payment for expenses incurred by the Company in the normal course of business. Amounts for such expenses not yet reimbursed to the Member by the Company are included in due to member in the statements of financial condition.

The accompanying financial statements have been prepared from the separate records maintained by the Company's Member and may not necessarily be indicative of the financial condition or the results of operations of the Company that would have existed if the Company had operated as an unaffiliated company.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable

Accounts receivable are derived from revenues under the Company's ITMAs. The Company provides credit in the normal course of business, primarily to large financial services companies and to smaller broker-dealers. The Company does not require collateral or other security. The Company maintains reserves for potential credit losses when necessary.

Equipment

Equipment, which consists of computer equipment, is carried at cost less accumulated depreciation and is depreciated using the straight-line method over the estimated economic life of the asset (three years).

Income Taxes

As a single member limited liability corporation, the Company is considered to be a disregarded entity separate from its single member for federal and state income tax purposes and taxable income or loss is reportable by the Member on its related income tax returns. Accordingly, no provision or benefit from income taxes has been included in these financial statements.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could vary from these amounts. The Company's significant estimates include the recoverability of its accounts receivable and revenue earned, not yet billed, and accrued expenses and other liabilities.

NOTE C - EQUIPMENT

Equipment consisted of the following at December 31, 2005 and 2004:

	2005	2004
Computer equipment	$2,277	$2,277
Accumulated depreciation	1,181	169
Total equipment	$1,096	$2,108

NOTE D - RELATED-PARTY TRANSACTIONS

The Company entered into the Service Agreement with the Member to facilitate the equitable allocation of shared expenses on a pro-rata basis.

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company entered into clearing agreements with two clearing broker-dealers during 2005. Under the terms of one agreement, the Company is required to remit a minimum of $5,000 per month to one broker-dealer. Under the terms of the second agreement, the Company is required to maintain a deposit of $25,000 with the clearing broker-dealer and to remit a minimum of $25,000 per quarter to the clearing broker-dealer. The clearing broker-dealer has waived the deposit and the minimum quarterly charge for the Company.

NOTE F - CONCENTRATIONS OF CREDIT RISK

As of December 31, 2005 and 2004, three customers accounted for 45% and 85%, respectively, of the Company's accounts receivable. As of December 31, 2005 and 2004, three customers accounted for 69% and 85%, respectively, of the Company's revenue earned, not yet billed.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first 12 months and 15 to 1 thereafter. At December 31, 2005 and 2004, the Company had net capital of $174,653 and $201,243, respectively, which was $156,224 and $195,136, respectively, in excess of its minimum net capital required of $18,429 and $6,107, respectively. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2005 and 2004 was 1.58 to 1 and 0.24 to 1, respectively.

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5

Charles River Brokerage, LLC

December 31, 2005 and 2004

ccountants and Business Advisors

Managing Member
Charles River Brokerage, LLC

In planning and performing our audit of the financial statements and supplementary information of Charles River Brokerage, LLC (the Company), a wholly-owned subsidiary of Charles River Systems, Inc. (the "Managing Member"), for the year ended December 31, 2005 and for the period from November 3, 2004 to December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5 Causeway Street
ston MA 02114-2155
617.723.7900
617.723.3640
www.grantthornton.com

it Thornton LLP
member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Boston, Massachusetts
January 18, 2006